EXHIBIT 15.2

American Appraisal China Limited

1506 Dah Sing Financial Centre

108 Gloucester Road / Wanchai / Hong Kong

April 25, 2012

The Directors,

Camelot Information Systems Inc.

Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China

Subject: WRITTEN CONSENT OF AMERICAN APPRAISAL CHINA LIMITED

We hereby consent to the references to our name and to references to our valuation methodologies, assumptions and conclusions associated with such reports, in the annual reports on Form 20-F of Camelot Information Systems Inc., ("the Company") and any amendments thereto filed or to be filed with the U.S. Securities and Exchange Commission. We further consent to the filing of this letter as an exhibit to the annual report on Form 20-F for the year ended December 31, 2011.  We also hereby consent to the incorporation by reference of such references and our consent in the Registration Statement No. 333-172742 on Form S-8 of Camelot Information Systems Inc.

In reaching our valuation conclusions, we relied on the accuracy and completeness of the financial statements and other data provided by Camelot Information Systems Inc. and its representatives. We did not audit or independently verify such financial statements or other data and take no responsibility for the accuracy of such information. The Company determined the fair values and our valuation reports were used to assist in reaching its determinations.

In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations adopted by the Securities and Exchange Commission thereunder (the “Act”), nor do we admit that we are experts with respect to any part of such Registration Statements within the meaning of the term “experts” as used in the Act.

Yours faithfully,

/s/ American Appraisal China Limited

April 25, 2012